Exhibit 21.01
NewBridge Bancorp
Schedule of Subsidiaries

Name	Jurisdiction of Organization

NewBridge Bank (1)	North Carolina

Peoples Finance Company of Lexington, Inc. (2)	North Carolina

LSB Properties, Inc. (2)	North Carolina

Henry Properties, LLC (3)	North Carolina

Prince George Court Holdings, Inc. (3)	South Carolina

FNB Financial Services Capital Trust I (4)	Delaware

(1)	All banking offices in NC and VA do business under the name “NewBridge Bank”.

(2)	Wholly owned subsidiary of NewBridge Bank.

(3)	Wholly owned subsidiary of LSB Properties, Inc..

(4)	In 2005, FNB formed a wholly owned Delaware statutory trust. All of the common securities of the trust were owned by FNB, and were acquired by the Company upon the Merger.

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